Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act.  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information-Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2009 and in our registration statement on Form F-3 filed with the Securities and Exchange Commission on December 28, 2010, as well as those discussed elsewhere in our other filings with the Securities and Exchange Commission.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements.  In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on our results of operations and financial condition.  Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this Report on Form 6-K.

The following discussion should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2010, and accompanying notes thereto, which were filed with the SEC on a report on Form 6-K on March 3, 2011.

Overview

Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecommunication equipment that enables transmission of broadband services. We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, and interactive television (together known also as “video services”), 2G, 3G, 4G mobile backhauling, as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunication service providers active in metropolitan areas. Our metro products consist of our CM-100, which is our first generation product line, and CM-4000, our second generation product line, as well as CM-View, the corresponding network management system. The CM-4000 product together with the CM-View is called Packet Transport Network (PTN).

The end-user base for our products is comprised primarily of telecommunication companies, and has historically been concentrated in each year among a small number of companies.  The first significant customer for our current product was KDDI, a Japanese telecommunications carrier that accounted for approximately 45.5% of our revenues in 2008, 44.0% of our revenues in 2009 and 23.1% of our revenues in 2010. In early 2008, our product was selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments of our products began in 2008. Sales to Media Broadcast GmbH, a German customer, accounted for approximately 44.1% of our revenues in 2008. Sales to Media Broadcast have decreased significantly, accounting for 13.6% of our revenues in 2009 and 6.6% of our revenues in 2010.

Sales to SK Broadband in Korea, which began purchasing our products in 2008, accounted for approximately 4.8% of our revenues in 2008, 22.9% of our revenues in 2009 and 1.7% of our revenues in 2010. Sales to a U.S. based customer, accounted for 13.0% of our revenues in the 2009 and 0.9% of our revenues in 2010. In 2010, after the receipt of a required approval from the Technical Specification Evaluation Certificate (TSEC) in India, a condition for making sales to BSNL, we started to recognize revenues from sales to BSNL, an Indian telecommunications company, to which sales are made through two channel partners. Sales to BSNL accounted for approximately 40.0% of our revenues in 2010. We expect that we will continue to experience high customer concentration.

 In 2010, our PTN solution was also selected by (i) Technoserv, a leading Russian system integrator who will deploy the products for Tele2 Russia's mobile backbone network; (ii) envia TEL GmbH, a leading German Telecommunications Service Provider and Operator for business customers.

In January 2011, we announced that VSE NET GmbH, a German regional telecommunications service provider, has selected our PTN solution to upgrade its transport networking infrastructure with packet technologies, together with support from 3M Services. In February 2011, we announced that Cegecom S.A., a Luxembourg regional telecommunications service provider, has chosen our PTN solution to develop its transport and packet network solutions, together with support from 3M Services. We began to recognize revenues from both of these customers in the fourth quarter of 2010.

Our products undergo lengthy approval and procurement processes prior to their sale due to the quality specifications of our end-users and the regulated environment in which they operate. Accordingly, we make significant expenditures in product and market development prior to actually commencing sales of new products. In addition, we are frequently required to make significant expenditures to tailor our products to specific end-user needs during the initial commercialization phase. Our product sales to end-users are subject to fluctuation from quarter to quarter and year to year.

As a result of our continuing losses and the uncertain economic climate around the world, we significantly decreased our employee head count at the end of 2008, primarily in the research and development area, which reduced our operating expenses in 2009. In the second half of 2009, we increased our headcount in order to meet market demands. As a result, our operating expenses were higher in 2010 than in 2009. We intend to continue to evaluate new technologies and related product opportunities and engage in extensive research and development activities related to new technologies. We expect to continue to make significant expenditures for research and development and for sales and marketing efforts.  As a result, we expect that our operating expenses in 2011 will be at least on the level of 2010.

We have reported losses in each of 2007, 2008, 2009 and 2010 and expect to report a loss for 2011. We will need to increase our revenues significantly in order to become profitable.

A number of trends in the communications industry are driving growth in demand for network capacity and are expected to increase demand for carrier Ethernet transport systems. These trends include:

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Growth of Internet usage and Internet protocol traffic. Internet protocol network traffic continues to grow significantly as bandwidth used per Internet user and the total number of Internet users increase;

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Increasing broadband penetration and higher speed access technologies. Communications service providers are offering broadband internet access to an increasing number of business and enterprise subscribers to support voice, video and high speed data offerings. In addition, wireless technologies such as 3G, WiMax and LTE are allowing high bandwidth to mobile devices; and

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Attractiveness of bandwidth-intensive applications. New applications (e.g., video-on-demand, music downloads, tele-presence, over the top, and file sharing.), and network delivery of larger file formats (e.g., HD video) necessitate an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive services.

Our metro products address high-bandwidth packet services. We expect that the mix of voice, video, and data and business services over wireline and wireless networks will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecommunication carriers to offer services at a price that is attractive to subscribers while generating profits to carriers sufficient to justify a significant investment in new equipment. Our future success will be directly affected by the ability of our customers to add subscribers for these new data services.

The current economic and credit environment is having a significant negative impact on business around the world. Our business is particularly subject to conditions in the telecommunications industry which impact our major customers and potential customers. Such conditions may be depressed or may be subject to deterioration which could lead to a reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders for our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could reduce our cash balances, require us to assume greater credit risk relating to that customer’s receivables, cause us to defer recognition of revenues or limit our ability to collect receivables related to purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain estimates, judgments and assumptions based upon the information available at the time they are made, historical experience and various other factors believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management evaluates its estimates and judgments on an on-going basis.

Critical accounting estimates are those that are most important to the portrayal of our financial condition and our results of operations, and require management’s most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Our most critical accounting estimates, discussed below, pertain to revenue recognition, provision for servicing products under warranty, inventories, fair value of financial instruments, stock-based compensation and other-than-temporary impairments of marketable securities. In determining these estimates, management must use amounts that are based upon its informed judgments and best estimates.  We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.  The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions and conditions.

We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in the risk factors disclosed in our filings with the SEC. To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management's more subjective judgments.

Revenue recognition

Revenues from sales of products are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

According to applicable accounting guidance, software revenue recognition criteria also apply to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. We apply such accounting guidance in our financial statements. Accordingly, revenues from sales of products in which software is essential to the functionality are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable, collectability is reasonably assured and, in multiple element revenue arrangements, vendor-specific objective evidence, or VSOE, of fair value for revenue elements exists based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

In 2008, we established VSOE of the revenue of post-contract hardware and software support services, or PCS, based on several instances in which the PCS was sold separately. Therefore, commencing in 2008, revenues from the sale of products are recognized upon delivery (when the criteria mentioned above are met), and the revenue of PCS is deferred and recognized over the term of the PCS.

 One of our sales agreements granted a right to purchase, at a discount, upgrades to the systems sold during a limited period. In 2008, for revenue recognition purposes, the discount was allocated between current sales and future sales. The applicable portion of the discount ascribed to the current sales was deferred and was recognized in 2009 when we were able to determine that the customer will not exercise the right it received, or when the right expired.

A final agreement with one of our new customers was not concluded in 2008. Shipments to this customer started in 2008. As a result, in accordance with applicable accounting guidance, we did not recognize revenues from this customer in 2008. Instead, we recorded deferred income of $947,000 as of December 31, 2008, which represented $1.3 million of deferred revenues less $374,000 of deferred cost of goods associated with these revenues (mainly inventory that was shipped to this customer). In 2009, an agreement was signed with the customer and accordingly the applicable deferred revenues were recognized.

In late 2009, we shipped products to our new customers in India and Scandinavia with an aggregate purchase price of $4.3 million. As of December 31, 2009, we had not fulfilled all the required commitments to these customers. As a result, we did not recognize revenues from these customers in 2009. In 2010, the majority of the commitments were fulfilled and applicable revenues were recognized.

The Company does not, in the normal course of business, provide a right to return to its customers.

Under GAAP, we may be required to change our revenue recognition practice if there are changes in the commercial terms of sales to our customers relating to the scope of product and service deliveries and payment terms. Our practice could also change because of changed commercial terms with our resellers and distributors. Depending on the amount of our deferred income, this type of change could have a material effect upon our results of operations. See also "Recently Issued Accounting Guidance" below.

Provision for servicing products under warranty

Sales of our metro products to customers are subject to varying warranty periods not exceeding five years The annual provision for warranty is calculated as a percentage of the sales, based on historical experience, or where historical experience is not available, based on management estimates for expenses which may be required, to cover the amounts necessary to settle product-related matters existing as of the balance sheet date and which may arise during the warranty period.

The amount of our estimated warranty liability may change if the costs incurred due to product failures increase in the future and exceed our estimates. In the event of any future problems with our products, we may need to increase the amount of our reserves.

Inventories

We periodically evaluate the quantities of inventories on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

Fair value of financial instruments

We determined that the conversion feature of our convertible subordinated notes is an embedded derivative. Since the economic characteristics and risks of the conversion feature are not clearly and closely related to the economic characteristics and risks of the host contract, the convertible subordinated notes, the conversion option must be separated and measured as a derivative.

We measured the fair value of the conversion feature on the issuance date using the following key parameters: standard deviation, time to expiration, the risk free rate of return and the value of the underlying asset.  A change in one of the parameters is likely to alter the valuation of the conversion feature.  The conversion feature is evaluated at each reporting period, and the difference in fair value is recorded as financial income or expense.

Stock-based compensation expense

We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires subjective assumptions, including dividend yields, expected volatility of our share price, expected life of the option and risk-free interest rates. Further, as required, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our stock-based compensation.

Other-than-temporary impairments of marketable securities

An other-than-temporary impairment in the value of marketable debt securities is triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or the entity does not expect to recover the entire amortized cost basis of the security. If the market value of the debt security is below amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, we record an other-than-temporary impairment charge to financial expenses for the entire amount of the impairment. For the remaining debt securities, if an other-than-temporary impairment exists, we separate the other-than-temporary impairment into the credit loss portion and the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to financial expenses, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).  Prior to the effective date of this guidance, the entire other-than-temporary impairment charge was recognized in earnings for all debt securities. We adopted this guidance in the second quarter of 2009. The adoption of this guidance did not have a material impact on our financial condition and results of operations.

Recently Issued Accounting Guidance

1)	Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued Accounting Standard Update No. 2009-13, Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements ("ASU 2009-13"). ASU 2009-13 provides guidance on whether multiple deliverables in a revenue arrangement exists, how the arrangement should be separated, and the consideration allocated. Pursuant to ASU 2009-13, when vendor specific objective evidence ("VSOE") or third party evidence ("TPE") for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration, generally, using the relative selling price method. In addition, the residual method of allocating arrangement consideration is no longer permitted. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified starting January 1, 2011.

We enter into various types of multiple-element arrangements and, in many cases, use the residual method to allocate arrangement consideration. The elimination of the residual method and the requirement for the use of the relative selling price method will result in our allocating any discount over all of the deliverables rather than recognizing the entire discount up front with the delivered items. This change is not expected to have a material impact on our financial statements based on the preliminary analysis performed to date. We are currently developing a process for determining its best estimate of selling price for deliverables in which neither VSOE nor TPE is available.

2)	Software revenue arrangements

In October 2009, the FASB issued an update to Topic 985-605. ASU  2009-14, amends the scope of the software revenue guidance in Topic 985-605 to exclude, inter alia, non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted if a company elects to adopt ASU 2009-13 concurrently. We are currently evaluating the potential impact of ASU 2009-14 on our consolidated financial statements.

The adoption of ASU 2009-13 and ASU 2009-14 will allow us to meet separation criteria required for multiple element arrangements where we could not previously establish a fair value for one or more of the relevant deliverables. Previously, when we could not establish fair value for certain technical support agreements, all revenue was deferred. These revenues were then recognized over the appropriate period, generally coinciding with an explicit or implied support period, or in some cases deferred until all elements of the arrangement had been delivered. Under ASU 2009-13, overall consideration is allocated among the separate units of accounting based on their relative fair value. This will result in the ability to recognize each unit of accounting upon delivery. Revenue for hardware, which includes software that is considered more than incidental, will be recognized upon delivery whereas technical support services will be recognized over the applicable service period.

Results of Operations

The following table sets forth certain items from our audited consolidated statement of operations as a percentage of total revenues for the periods indicated:

	For the Years ended December 31,
	2009		2010
Revenues	100%		100%
Cost of revenues	64.8		63.8
Gross profit	35.2		36.2
Research and development expenses, net	106.9		96.4
Selling, general and administrative expenses	123.2		112.8
Operating loss	(194.9)		(173.0)
Financial expenses, net	(2.8)		(3.1)
Gain from early extinguishment of notes	23.4		-
Expenses from valuation of conversion feature embedded in convertible notes	(6.9)		(8.4)
Other income	-		11.1
Net loss	(181.2	) %	(173.4)%

Comparison of 2009 to 2010

Revenues.  The substantial majority of our revenues of $12.7 million in 2009 were generated from sales of our CM-100 product line, mostly from sales to KDDI, SKB and Media Broadcast. The majority of our revenues of $14.6 million in 2010 were generated from sales to BSNL and KDDI. Additional sales were made to a number of smaller customers. The majority of our revenues in 2010 were generated from our CM-4000 product line. Our revenues increased in 2010 mainly as a result of the sales to BSNL, a new customer in 2010, partially offset by a decrease in the orders from KDDI, Media Broadcast, SKB and a U.S. customer.

Gross Profit. Cost of revenues consists primarily of salaries, raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, costs related to post-contract hardware and software support services (PCS) and maintenance services and the payment of royalties to the Office of the Chief Scientist, or OCS. Gross profit was $5.3 million, or 36.2% of revenues in 2010, compared to $4.5 million, or 35.2% of revenues, in 2009. The slight increase in our gross profit percentage in 2010 was primarily attributable to the increase in revenues, which caused our fixed costs to be allocated over a greater amount of revenues.

Operating Expenses

	For the years ended December 31 ($ in millions)		% Change
	2009	2010	2010 vs. 2009
Research and development, net	13.6	14.1	3.6%
Selling, general and administrative	15.7	16.5	5.2%
Total operating expenses	29.3	30.6	4.5%

Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Government grants for research and development are offset against our gross research and development expenditures. Research grants were $1.7 million in 2009 and $2.6 million in 2010. Research grants in 2010 were higher than in 2009 mainly because we were involved in a larger number of grant programs. Our net research and development expenses were slightly higher in 2010 compared to 2009 mainly due to an increase in salaries and related expenses which resulted from an increase in the number of our personnel and from a decrease in the value of the U.S. Dollar in comparison to the New Israeli Shekel. We also consumed more materials and retained more sub-contractors for research in 2010. This cost increase was partly offset by higher research and development grants. We anticipate that we will incur a similar level of research and development expenditures in 2011 compared to 2010.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses were higher in 2010 than in 2009 mainly due to an increase in salaries, related expenses and fees to sales employees and consultants that resulted from our extensive sales efforts in additional territories. We expect that marketing and sales expenses will be higher in 2011 compared to 2010, as we continue our marketing activities and sales efforts in an attempt to expand the distribution of our metro products.

Financial Expenses, net; Gain from Early Extinguishment of Notes; and Expenses from Valuation of Conversion Feature. Our financial income from interest on short term and long-term investments and on bank deposits, was more than offset by our financial expense which includes interest payments with respect to our convertible subordinated notes and amortization of the issuance costs of our notes, as well as impairment of marketable securities. We also incurred expense from valuation of the conversion feature embedded in our notes in 2009 and 2010, and in 2009, realized a gain from the early extinguishment of a portion of our notes.

The aggregate effect of these financial items resulted in income of $1.7 million in 2009 and an expense of $1.7 million in 2010. The fluctuations in this income were primarily driven by the amount of financial income derived from our investment in marketable securities, the valuation of the conversion terms embedded in our convertible subordinated notes and, in 2009, the gain from early extinguishment of notes. We had financial expenses of $883,000 in 2009 and $28,000 in 2010 resulting from the valuation of the conversion terms embedded in our notes. In 2009, we also had financial income of approximately $3.0 million from a gain in connection with the early extinguishment of a portion of our notes which more than offset the other financial expense items in that year.

Other Income.  We had other income of $1.6 million in the year months ended December 31, 2010 as a result of the sale of our minority interest shares investment in another company.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

As of December 31, 2010, the majority of our assets in non-dollar currencies were in NIS and Yen. A devaluation of the Yen, NIS or Euro in relation to the U.S. dollar would have the effect of decreasing the dollar value of our assets in Yen, NIS or Euro, to the extent the underlying value is Yen, NIS or Euros based.  A devaluation of the Yen, NIS or Euros would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in these currencies (unless such payables are linked to the U.S. dollar). Furthermore, a devaluation of the NIS would also have an effect on the U.S. dollar conversion price of our convertible subordinated notes. A devaluation of the NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of the conversion price of the notes.

In 2008 and 2009, the majority of our sales, although appearing in U.S. dollars in our financial statements, were denominated in Yen and Euros. In 2010 a substantial portion of our sales were denominated in Yen and Euros. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars.  Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the NIS against the U.S. dollar.  The results are also affected by the currency exchange rate between the U.S. dollar and the Yen and Euro. In 2008 the value of the U.S. dollar declined against the Yen resulting in higher revenues and gross margins. In 2009, the value of the U.S. dollar insignificantly increased against the Yen. In 2010 the value of the U.S. dollar declined against the Yen. In 2008, 2009 and 2010, the value of the U.S. dollar also declined against the NIS, which caused our NIS denominated expenses to increase.

We are not presently engaged in hedging transactions.  We may, however, enter into foreign currency derivatives, mainly forward exchange contracts; in order to protect our cash flows in respect of existing assets.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS, the rate of inflation in Israel adjusted for the devaluation and, for 2006 through 2010, the devaluation rate of the Yen against the U.S. dollar (all in %):

Years Ended December 31,	Israeli Inflation Rate	NIS Devaluation Rate	Israel Inflation Adjusted for Devaluation	Yen Devaluation Rate
2006	(0.1)	(8.2)	8.1	1.2
2007	3.4	(9.0)	12.4	(5.8)
2008	3.8	(1.1)	4.9	(19.1)
2009	3.9	(0.7)	4.6	2.1
2010	2.7	(6.0)	8.7	(13.1)

Liquidity and Capital Resources

We have historically financed our operations primarily through sales of equity, issuance of convertible notes, receipt of research and development grants, sale or maturity of marketable securities and loans from banks.

We had working capital (total current assets net of total current liabilities) of $22.9 million as of December 31, 2009 and $19.6 million as of December 31, 2010. The decrease in our working capital in 2010 occurred mainly as a result of a decrease in marketable securities which were used for operations partly offset by an increase in trade receivables which were higher at the end of 2010 in comparison to the end of 2009 because of higher sales near the end of 2010.

We had cash, cash equivalents, long and short term marketable securities, other securities and bank deposits of $35.5 million as of December 31, 2010, compared to $47.3 million as of December 31, 2009. The decrease in our cash, cash equivalents, long- and short-term marketable securities and bank deposits resulted primarily from the use of the funds for operating activities, offset, in part, by $17.0 million raised by us in securities offerings during 2010, as described below. At December 31, 2010, we reclassified the portion of our marketable securities classified at that time as held to maturity to available for sale based on management's evaluation that it might not be able to hold these securities to maturity but rather will need to use a portion of the funds prior to maturity date. As of December 31, 2010, our entire marketable securities portfolio was classified as available for sale. We expect that the balance of our cash, cash equivalents and marketable securities resulting from operations, will continue to decline in 2011.

The majority of our cash, cash equivalents and marketable securities were invested in securities denominated in U.S. dollars and NIS. In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million, and in the first quarter of 2009 we redeemed a portion of these notes for an aggregate amount of $3.0 million.

Offerings of Shares

During 2010, we raised approximately $17.0 million from the sale to investors of ordinary shares and warrants. An additional $660,000 was received in March 2011 in connection with the sale of shares to two of our affiliates that required approval of our shareholders.

On April 1, 2010, we completed the sale of 2,635,000 units at a price of $3.78 per unit in a registered direct offering.  Each unit consisted of one ordinary share, a primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a contingent warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share.  Including the sale of an aggregate of 175,000 units to Izhak Tamir and Eric Paneth, two of our affiliates, which, under Israeli law, was subject to shareholder approval that was received at a shareholders’ meeting held on May 25, 2010, we sold 2,810,000 ordinary shares and primary warrants to purchase up to 702,500 ordinary shares, plus the related contingent warrants to purchase up to 702,500 ordinary shares.  The gross proceeds of the offering were approximately $10.6 million and the net proceeds of the offering were approximately $9.7 million.

On December 3, 2010, we completed the sale of 2,805,452 units at a price of $2.75 per unit in a public offering.  Each unit consisted of one ordinary share and a warrant to purchase 0.60 of one ordinary share at an exercise price of $3.50 per share.  Including the sale of an aggregate of 240,000 units to Izhak Tamir and Eric Paneth, two of our affiliates, which, under Israeli law, is subject to shareholder approval at an adjourned shareholders’ meeting scheduled to be held on March 17, 2011, we sold 3,045,452 ordinary shares and warrants to purchase up to 1,827,271 ordinary shares. The gross proceeds of the offering were approximately $8.4 million and the net proceeds of the offering were approximately $7.8 million.

Cash Used in Operating Activities

In 2010, we used $31.2 million of cash in operating activities primarily as a result of our net loss of $25.4 million, an increase of $6.2 million in our trade receivables, an increase in $2.1 million in other current assets and from interest, premium amortization and currency differences on marketable securities of $1.5 million, offset, in part, by non-cash charges of $1.6 million for stock based compensation, and from $2.9 million in adjustments in the value of convertible notes. Trade receivables and other current assets increased primarily due to an increase in open customer accounts at the end of 2010 resulting from the increase in sales during the fourth quarter of 2010. Adjustments to the value of our convertible notes caused our obligation to increase primarily because of the change in NIS-U.S. dollar exchange rate and the increase in the Israeli consumer price index.

In 2009, we used $20.0 million of cash in operating activities primarily as a result of our net loss of $23.1 million, a non-cash gain of $3.0 million from early repurchase of our convertible subordinated notes, a decrease of $1.4 million in deferred income, an increase of $931,000 in inventories and unrealized interest, premium amortization and currency differences on marketable securities of $849,000, offset in part by non-cash charges of $1.7 million for stock based compensation, a decrease of $5.5 million in trade receivables and other current assets and an adjustment of $1.3 million in the value of convertible notes. Deferred income decreased primarily because revenues related to deliveries to a customer made through the end of 2008 were not recognized at that time because the customer did not have a signed agreement. These revenues were recognized in 2009 which decreased the deferred income balance. In addition, in 2008, we granted a right to purchase, at a discount, upgrades to the systems sold during a limited period. The applicable portion of the discount related to these sales was deferred and recognized in 2009, when the right expired. Our inventory increased primarily due to an increase in finished products that were delivered in late 2009 but remained in inventory because the related revenues were not yet recognized. Our trade receivables and other current assets decreased mainly due to customer accounts that were open at the end of 2008 and were paid during 2009, and due to advances to a supplier at the end of 2008 that were used during 2009.

Cash Provided by Investing Activities

Investing activities provided $13.7 million of cash in 2010 and $15.9 million in 2009. Our principal investing activities included proceeds from marketable securities and bank deposits of $21.4 million in 2010 and $30.2 million in 2009, offset in part by purchases of marketable securities of $9.7 million in 2010 and $11.4 million in 2009. In 2010, we also received $2.8 million of proceeds from the sale of an equity investment.

Our principal investing activity relating to our operations has been the purchase of equipment, software and other fixed assets used in our business. These purchases totaled $465,000 in 2009 and $557,000 in 2010. Our capital expenditures in 2009 and 2010 were primarily for the procurement of telecommunication equipment and related software tools.

Cash Provided by Financing Activities

In 2010, we generated $17.0 million of net proceeds from two offerings of our ordinary shares and warrants. In 2009, $3.0 million of cash was used by us to repurchase convertible subordinated notes.

Standby Equity Purchase Agreement

In August 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., a fund managed by U.S. based Yorkville Advisors. The agreement provides that, upon the terms and conditions set forth in the agreement, YA Global is committed, upon our request, to purchase up to $10 million of our ordinary shares in tranches over a commitment period of up to three years. Investments will be made such that YA Global and its affiliates will not hold more than 4.99% of our ordinary shares at any point in time during the period of the agreement.  Shares would be issued pursuant the agreement under our existing effective shelf registration statement.

For each ordinary share purchased under the SEPA, YA Global will pay 95.5% of the lowest daily volume weighted average price, or VWAP, of the ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice. The amount of each advance requested may be up to $500,000, unless otherwise mutually agreed to by us and YA Global. For each advance notice, we may indicate a minimum acceptable price, which may not be higher than 95% of the last closing price of our ordinary shares on NASDAQ at the time of delivery of the advance notice. If during the five NASDAQ trading day pricing period following any advance notice the VWAP for the ordinary shares is below the indicated minimum acceptable price, the amount of the advance will generally be reduced by 20% for each day the VWAP is below the minimum acceptable price and that trading day will be excluded from the pricing period for purposes of determining the purchase price. This facility was not used in 2010.

Working Capital

We believe that we have sufficient working capital to meet our anticipated operating and capital expenditure requirements for the next 12 months. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain sufficient additional financing on acceptable terms or at all.

Government and Other Grants

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended, commonly referred to as the “R&D Law.” We also participate in similar government plans outside Israel although the majority of our research and development funding is obtained from the government of Israel.

        Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures. Each plan must be approved by the OCS.

In prior years, we relied on grants from the OCS to finance a portion of our product development expenditures. During the three years ended December 31, 2010, we recognized research and development grants in an aggregate amount of approximately $2.6 million.  As of December 31, 2010, our total contingent liabilities to the OCS were approximately $14.2 million.

Under the terms of the grants we received from the OCS, we are obligated to pay royalties of 3% during the first three years following commencement of royalty payments, and up to 5% thereafter. Pursuant to a proposed amendment to the R&D Law described below, we expect our royalty rate to be 3% - 5% per annum. Royalties are payable up to 100% of the amount of such grants, or up to 300% as detailed below, linked to the U.S. Dollar, plus annual interest at LIBOR. The payment of royalties is on all revenues derived from the sale of the products developed pursuant to the funded plans, including revenues from licensed ancillary services.

The R&D Law generally requires that a product developed under a program be manufactured in Israel. However, upon notification to the OCS, up to 10% of a company’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel. In addition, upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. We have obtained an approval from the OCS for manufacturing outside Israel. We intend to keep sufficient manufacturing activities in Israel so that, under certain assumptions, we will be subject to a repayment percentage of up to 150% of the grants we received and an increased royalty percentage payment.

The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted.  For example, an increased royalty rate and repayment amount might be required in such cases.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee.  Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the OCS’ prior approval. The OCS may approve the transfer of OCS-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how, or (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the OCS to comply with the R&D Law.  In addition, the rules of the OCS may require additional information or representations in respect of certain such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Based on a request from the OCS, we reported and made certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of the claim. While we have made a provision in our financial statements to cover the estimated outcome of this claim, the amount we ultimately pay may exceed our estimate. The OCS may also dispute our reports related to our manufacturing activities outside of Israel. If we are required to pay the OCS more than what we provided for in our financial statements, it could adversely affect our results of operations.

Effective Corporate Tax Rates in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 27% for 2008, 26% for the 2009 tax year, 25% for the 2010 and 24% for the 2011 tax year.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies were generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003, and such tax rate equals the corporate tax rate starting in 2011.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less.

Under Israeli tax law, at December 31, 2010, we had accumulated losses for tax purposes amounting to approximately $240 million.  These losses are available indefinitely to offset future taxable business income. As of December 31, 2010, our carry forward of capital losses for tax purposes were approximately $ 65 million.  Orckit and each of our subsidiaries are assessed on a stand-alone basis. Therefore, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which the losses were generated.

Dividend Policy

We have never declared or paid cash dividends on our capital stock.  In the foreseeable future, we intend to use any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends. Payment of future dividends, if any, will be at the discretion of our audit committee and our board of directors and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs.

       If we declare cash dividends, we will pay those dividends in NIS.  Current Israeli law permits holders of our ordinary shares who are non-residents of Israel and who acquired their shares with a non-Israeli currency to repatriate all distributions on these shares in that non-Israeli currency.

Inventory

Inventory in 2008, 2009 and 2010 consisted primarily of finished products and raw materials. Our inventory was $3.2 million as of December 31. 2010,  $2.7 million as of December 31, 2009 and $1.8 million as of December 31, 2008. Our inventory level was higher in 2010 than in 2009 due to a higher amount of finished products at the end of 2010 in comparison to the end of 2009. Our inventory level in 2009 was higher than in 2008 due to an increase in finished products that were delivered in late 2009 but remained in inventory because the related revenues were not yet recognized. We wrote off inventory in the amount of approximately $365,000 in 2009 and $508,000 in 2010, primarily due to obsolete CM-100 product items. In 2008, we were able to sell approximately $750,000 of the previously written-off inventory.

Research and Development, Patents and Licenses, Etc.

We focus our research and development efforts on developing new products that address the need for solutions capable of supporting very high bandwidth services in telecommunication networks in metropolitan areas. We obtain extensive product development input from potential users and through participation in industry organizations and standards-setting bodies.

Our research and development staff consisted of 114 employees as of December 31, 2008, 112 employees as of December 31, 2009 and 122 employees as of December 31, 2010, most of whom are located in Israel and hold engineering or other advanced technical degrees. Our gross research and development expenses were approximately $24.9 million in 2008, $15.3 million in 2009 and $16.7 million in 2010. These expenses were offset by grants from the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $2.1 million in 2008, $1.7 million in 2009 and $2.6 million in 2010. A decrease in the number of our research and development personnel was made in late 2008 and did not have a material effect on our research and development expenses in 2008. As a result of that reduction, research and developments expenses in 2009 were significantly less than in 2008. We began to slowly increase our research and development personnel in the second half of 2009. Accordingly, our research and development expenses in 2010 were slightly higher than in 2009. We expect that research and development expenses in 2011 will be at a similar level as in 2010. If our applications for OCS grants are not approved or partially approved, or if we elect not to receive these grants, our net research and development expenses could increase.

In 2008, the majority of our research and development work was focused on the CM-4000 product line. Our research and development expenditures in 2008 consisted primarily of salaries and related costs, materials and subcontracting costs associated with developing new products and product features. These efforts continued in 2009 and 2010 and comprised the substantial majority of our research and development plan for the year.

We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets.

Trend Information

The introduction by telecommunication carriers of new data and video services to residential users and enterprises requires significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are offered, it is expected that demand for more robust metro products will increase. In response to this trend, we have focused on innovative telecommunication products for the metro area, where we expect to see a need for equipment upgrade over the coming years with the growth of new high bandwidth service offerings. These services are expected to include “triple play” services, that is, a bundled offering of voice, Internet access and high end high-definition (HD) video services, all based on IP protocols, offered by traditional telecommunication carriers. Services offered may also include Ethernet service for business customers. In addition, we believe more operators are looking at ways to smoothly migrate their SDH network to a packet based transport infrastructure. Features included in our products enable this smooth migration. In addition, we expect growth in the provision of advanced data and content over cellular services that provide data and video transmissions to advanced 3G and 3.5G handheld devices.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2010 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year		1-3 years		3-5 years	More than 5 years
Long-Term Debt Obligations	24,938	--		24,938	1	--	--
Operating Lease Obligations	1,087	1,087	2	--		--	--
Purchase Obligations	3,882	3,882		--		--	--
Other Liabilities Reflected on our Balance Sheet under U.S. GAAP	17,067	12,621	3	--		--	4,446	4
Total	46,974	17,590		24,938		--	4,446
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1           The amount is presented in the 1-3 years column since March 2012 is the earliest possible repayment date for these convertible notes. The obligation value (without taking into account adjustments for the conversion feature embedded in the convertible notes) is $26.2 million.

2           Our major premises leases allow for early termination upon advance notice. This amount reflects lease payments for a full year.

3           These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

4           This amount reflects our accrued severance pay liability and our provision for Uncertainty in Income Taxes under FASB Interpretation No. 48. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Of this amount, $3.6 million has been previously funded for the coverage of our accrued severance pay liability by our contributions to employee plans.

In addition, as of December 31, 2010, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $14.2 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants.